Exhibit 99.4

NICE Receives Temkin Group Customer Experience Vendor Excellence
Award

NICE recognized for assisting organizations in becoming more customer oriented

RA’ANANA, ISRAEL, April 11, 2013 – NICE Systems (NASDAQ: NICE) today announced that it is a recipient of the 2013 Temkin Group Customer Experience Vendor Excellence Award for providing products and services that help organizations become more customer-centric.

“Customer experience excellence is not easy,” said Bruce Temkin, CX Transformist and Managing Partner, Temkin Group. “Companies rely on an ecosystem of vendors to help them succeed. Congratulations to NICE along with the other winners and finalists for their outstanding work in the field."

The Temkin Group awards are based on an evaluation of a vendor’s capabilities that uniquely help companies improve customer experience, business results, and client references. Applicants were judged by Mr. Temkin and leading customer experience journalists, consultants, and practitioners.

Among the business results achieved by NICE customers, which was presented to the panel based on specific customer case studies, was a nine percent improvement in customer satisfaction, an 18 percent improvement in first contact resolution, a 19 percent increase in average order value, and a seven-point increase in JD Powers rankings, as well as improvements in employee engagement.

“We are delighted to be recognized by the Temkin Group for helping our clients become more customer-centric,” said Yochai Rozenblat, President of the NICE Customer Interactions Group. “Providing an excellent customer experience is about better understanding your customers, making the right decisions in real time to further improve the customer experience, and continuously enhancing your ability to manage customer interactions. NICE’s solutions help organizations take the right actions to improve the customer experience, which can lead to a quantifiable return on investment.”

NICE’s Customer Experience offering includes its Voice of the Customer solutions, such as NICE Fizzback, Cross-Channel Interaction Analytics, and Real-time Speech Analytics, as well as its Real-time Decisioning and Guidance solutions, to help organizations take action based on the voice of their customers, and NICE Mobile Reach, which ensures a consistent customer experience across self-service and human-assisted channels.

NICE helps enterprises gain insight from customer interactions and take real time action to shape those interactions as they occur. This improves customer experience directly, while also enhancing products and processes throughout the organization.

About Temkin Group
Temkin Group is a leading customer experience research and consulting firm with one simple goal for its clients: increase customer loyalty by becoming more customer‐centric. The company combines customer experience thought leadership with a deep understanding of the dynamics of large organizations to help senior executives accelerate their results. www.temkingroup.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE will be hosting its global customer conference, Interactions 2013, on April 22-25 in Orlando. The event will bring together over 1,500 customers and industry leaders to network, share best practices, and learn about exciting new solutions. www.interactions2013.com

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.